Exhibit 99.1

Confidential	2014-02-10 FINAL

JA Solar Module Performance in Extreme Environments Certified by

China Quality Certification Center

JA Solar is the first solar company to receive such certification from CQC

SHANGHAI, China, February 10, 2014 - JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that the performance of the Company’s solar modules in extreme environments has been certified by the China Quality Certification Center (“CQC”), China’s largest professional certification body. JA Solar is the first solar product manufacturer to receive this CQC accreditation.

As part of the certification process, JA Solar modules were tested for reliability and durability under high temperatures in both dry and humid conditions, as well as in conditions simulating those found at high altitudes. The tests, which meet and in some cases exceed International Electrotechnical Commission standards, concluded that the Company’s modules continued to perform well in each of these environmental conditions.

The CQC certification is the latest quality accreditation awarded to JA Solar. The Company’s products have received numerous quality certifications, having passed TÜV SÜD’s Thresher tests, TÜV NORD’s salt mist corrosion and sulfur dioxide corrosion tests, ammonia corrosion tests, and dust and sand corrosion tests, among others.

“We’re delighted to be the first solar manufacturer to pass this stringent testing, which is a further testament to the superior durability of JA Solar modules and the capabilities of our R&D team,” said Mr. Yong Liu, JA Solar’s chief operating officer. “This certification gives our customers further confidence that JA Solar modules will deliver reliable performance, even in extreme environmental conditions.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

About the China Quality Certification Center

The China Quality Certification Centre (“CQC”) is a professional certification body under the China Certification & Inspection Group, approved by the State General Administration to conduct quality supervision, inspection and certification in China. As the largest professional certification body in China, CQC’s remit covers product and management system certification, as well as certification training services, including in energy and water conservation and environmental protection.

JA Solar Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com